SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
       Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934


                          MARRIOTT HOTEL PROPERTIES II
                               LIMITED PARTNERSHIP
                            (Name of Subject Company)

                    MacKenzie Patterson Special Fund 2, L.P.
                      (Name of Person(s) Filing Statement)


                      Units of Limited Partnership Interest
                         (Title of Class of Securities)


                                      None
                      (CUSIP Number of Class of Securities)

                                -----------------


         C. E. Patterson                       Paul J. Derenthal, Esq.
         MacKenzie Patterson, Inc.             Derenthal & Dannhauser
         1640 School Street, Suite 100         455 Market Street, Suite 1600
         Moraga, California  94556             San Francisco, California  94105
         (510) 631-9100                        (415) 243-8070

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
              and Communications on Behalf of Persons Filing Statement)

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         The  Schedule  14D-9  of  MacKenzie  Patterson  Special  Fund  2,  L.P.
concerning the tender offer by MHP II Acquisition Corp. for units of limited partnership interest of Marriott Hotel Properties II Limited Partnership is hereby amended to file as an additional exhibit the Exhibit 3 described below and attached hereto:

Item 9.  Material to be Filed as Exhibits

                  Exhibit No.

                  Exhibit 3         Notice to Unitholders dated May 17, 1996





                                                       2


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                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 1996           MACKENZIE PATTERSON SPECIAL FUND 2, L.P.
                             a California Limited Partnership

                                By:  MACKENZIE PATTERSON, INC., General Partner

                                     By:  _/S/ VICTORIAANN TACHEIRA___________
                                          Victoriaann Tacheira, Vice President





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                                    EXHIBIT 3

                              Notice to Unitholders
                                       of
                MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP
                                      from
                            MacKENZIE PATTERSON, INC.





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                              Notice to Unitholders
                                       of
                MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP
                                      from
                            MacKENZIE PATTERSON, INC.

         By letter dated May 15, 1996, the initial Expiration Date, MHP II Acquisition Corp. (the "Purchaser"), notified you that it has extended its Offer to purchase all the outstanding units of Marriott Hotel Properties II Limited Partnership through June 13, 1996 and retains the right to extend the Offer indefinitely thereafter. MPI continues to believe the proposed transaction is neither in the best interests of those partners who might tender nor those who choose not to tender. Two very important items of information were not included in the Purchaser's May 15 letter:

               1. Although the Purchaser noted, as required under SEC rules, that it had received tenders of a total of 220.5 Units as of May 14, it did not add that this total is 152 Units short of the required minimum it established as a condition to the Offer. Unless a total of at least 373 Units are tendered and not withdrawn as of the Expiration Date, the Minimum Tender Condition will not be satisfied. The Purchaser has not provided any information as to the status of the other principal condition, the Unitholder Consent Condition. No Unitholder will be able to determine whether tendered Units will in fact be accepted, and no Units will be paid for by the Purchaser, until after June 13, or until a later date if the Offer is further extended.

               2. The Purchaser's letter did not remind the Unitholders of their withdrawal rights. Although not prominently placed in the original Offer document, the Offer is subject to withdrawal rights which are mandatory under the SEC's rules governing tender offers. As stated on page 39 of the original Offer, Unitholders have the absolute right to withdraw any Units previously  tendered at any time on or
                    prior to the  Expiration  Date.   Enclosed  with  this
                    notice is a Withdrawal of Tendered Units form which can be used by any Unitholder who has tendered Units and wishes to withdraw them.

Legal Actions to Stop the Offer

         As the Purchaser disclosed in its letter extending the Offer, a number of lawsuits have been filed by different Unitholders seeking to enjoin the Offer, alleging breach of fiduciary duties and seeking damages to the
Unitholders as a result of the Offer. As we noted in our prior notice, our affiliate, MacKenzie Patterson Special Fund 2, L.P., a Unitholder, is a plaintiff in one of these actions. We continue to believe these actions have substantial merit and we intend to prosecute our affiliate's action vigorously.

Valuation of the Units

         In our first notice, we stated, in part:

     ..."While Host engaged American Appraisal Associates, Inc. ("AAA") to render its




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         opinion as to the fairness of the Offer,  Host has indicated it did not review the valuation provided by AAA, nor did Host provide its own valuation of the units. MPI believes that, as an affiliate of the General Partner of MHP II, which has a fiduciary duty to the limited partners, Host should provide its own internal valuation of the units and disclose its method of valuation. In the absence of such valuation, Host should render an opinion as to the validity of the valuation provided by AAA. Host's failure to provide such information puts the limited partners at a significant disadvantage in evaluating the Offer. It seems inconceivable that Host, involved in owning, financing and operating a vast number of hotels, and proposing to invest in excess of $93 million in purchasing MHP II units, has not performed an analysis of the value of the underlying hotels, or has no opinion on such valuation."

         By the underlined statement we intended to convey that Host Marriott, the parent of the bidder and the general partner of the Partnership, has not provided Unitholders with its analysis of the valuation provided by AAA or stated whether the values were reasonably accurate, on the one hand, or inadequate, on the other. In addition, on or about April 23, 1996, C.E. Patterson, a principal of MacKenzie Patterson, Inc., had a telephone conversation with Bruce Stemerman and Christopher Nassetta, the presidents of the general partner and the Purchaser, respectively, in which he sought to raise several substantive objections to the AAA appraisal. Mssrs. Stemerman and Nassetta advised Mr. Patterson that they had no comment on the AAA appraisal and disclaimed any substantive analysis of the appraisal. They also advised Mr. Patterson to address any comments on the appraisal directly to AAA. Mr.
Patterson then sent AAA detailed written comments questioning specific assumptions and conclusions included in the appraisal, some of which were summarized briefly in our prior notice. When Mr. Patterson contacted AAA to discuss his comments, AAA responded that it would not address questions concerning its appraisal unless and until instructed to do so by Marriott. To date, no further response has been received by Mr. Patterson from AAA or Marriott concerning his objections to the appraisal.

Withdrawal of Units

         Any Unitholder who has tendered Units to the Purchaser can withdraw tendered Units at any time on or prior to the Expiration Date (currently June 13, 1996) by sending the Depositary, GEMISYS, Inc., written notice of withdrawal (which may be by telegraphic or facsimile transmission as well as by mail) stating the name of the tendering Unitholder, the number of Units to be withdrawn, and the name of the registered Unitholder if different from the tendering Unitholder. The attached Withdrawal of Tendered Units form may be used for this purpose and the address and telephone numbers of the Depositary are included on the form for your convenience. For further information on withdrawal of tendered units, Marriott MHP Two Corporation Investor Relations can be reached at (301) 380-2070.


May 17, 1996                                        MACKENZIE PATTERSON, INC.



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                              NOTICE OF WITHDRAWAL
                                       OF
                      UNITS OF LIMITED PARTNERSHIP INTEREST
                                       OF
                MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP
                  Previously Tendered Pursuant To The Offer By
                            MHP II ACQUISITION CORP.

                   THE WITHDRAWAL DEADLINE IS 12:00 MIDNIGHT,
              NEW YORK CITY TIME, ON JUNE 13, 1996, UNLESS EXTENDED

                                TO: GEMYSIS, INC.
                           Attention: Proxy Department
                            7103 South Revere Parkway
                         Englewood, Colorado 80112-9523

                                  By Facsimile:
                                 1-303-705-6171
                         Confirm facsimile by telephone:
                                 1-800-955-9033

Gentlemen:

         The following holder of Units of Limited Partnership Interest of Marriott Hotel Properties II Limited Partnership (the "Units"), that have previously been tendered pursuant to the offer by MHP II Acquisition Corp. are hereby withdrawn. Please return the tendered Units and all rights with respect thereto promptly to the undersigned. A failure to complete the Section "Number of Units Tendered" shall be deemed to indicate the intent of the undersigned that all Units previously tendered to MHP II Acquisition Corp. are hereby withdrawn.

          DESCRIPTION OF UNIT(S) WITHDRAWN AND SIGNATURES OF UNITHOLDERS

     All registered Unitholder(s) must sign exactly as name(s) appear(s) on the address label. See Instruction 3.

-------------------------------------------------
(Print Name(s))

-------------------------------------------------

Number of
Units Tendered:

-------------------------

_______________________________________            Dated:  ____________________
(Signature(s))

_______________________________________            Dated:  ____________________

         If   signing   as  a  trustee,   executor,   administrator,   guardian,
attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please provide the following information and see




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Instruction 3.

Name(s) and Capacity:  ________________________________________________________

Address:  _____________________________________________________________________

City, State:  ___________________________________  Zip Code:  _________________

Area Code and Tel. No.:  ______________________________________________________

                                  INSTRUCTIONS

1. Delivery of Notice of Withdrawal. The Notice of Withdrawal (attached as the opposite page) should be completed, executed, detached and sent by facsimile transmission (or mail) to GEMYSIS, Inc. at the facsimile number set forth on the Notice of Withdrawal and must be received by GEMYSIS prior to 12:00 midnight, New York City time, on June 13, 1996, or such date to which the Offer may be extended. Receipt of the facsimile transmission of the Notice of Withdrawal by GEMYSIS should be confirmed by telephone at the number set forth on the Notice of Withdrawal.

2. Inadequate Space. If any space provided in the Notice of Withdrawal is inadequate, all such additional information should be listed on a separate schedule and attached as part of the Notice of Withdrawal.

3. Signature on Notice of Withdrawal. The Notice of Withdrawal must be signed by the person(s) who signed the Letter of Transmittal related to the Offer, in the same manner as such Letter of Transmittal was signed. The signatures must correspond exactly with the name(s) as printed on the address label representing such Units without alteration, enlargement or any change whatsoever. If any Units tendered pursuant to the Offer are registered in the names of two or more joint holders, all such holders must sign the Notice of Withdrawal. If the Notice of Withdrawal is signed by any trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or others acting in a fiduciary capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to GEMYSIS of their authority to act.

4. Guarantee of Signatures. No signature guarantee on this Notice of Withdrawal is required if this Notice of Withdrawal is signed by the registered Unitholder(s). In all other cases, all signatures on this Notice of Withdrawal should be guaranteed by a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or by a commercial bank, savings bank, or trust company having an office or correspondent in the United States. See Instruction 3.

IMPORTANT: THIS NOTICE OF WITHDRAWAL MUST BE RECEIVED BY GEMYSIS PRIOR TO 12:00 MIDNIGHT, JUNE 13, 1996, OR SUCH DATE TO WHICH THE OFFER MAY BE EXTENDED.




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